UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 Codexis, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
CUSIP No. 192005106
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	192005106	13G

1	NAME OF REPORTING PERSONS Equilon Enterprises LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2074528
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 5,573,319**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 5,573,319**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.89%
12	TYPE OF REPORTING PERSON (See Instructions) CO

**For additional information, see Schedule A

CUSIP No.	192005106	13G

1	NAME OF REPORTING PERSONS Royal Dutch Shell plc I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 5,573,319**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 5,573,319**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,573,319**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.89%
12	TYPE OF REPORTING PERSON (See Instructions) CO

**For additional information, see Schedule A

CUSIP No.   192005106

Item 1.

(a)	Name of Issuer Codexis, Inc.
(b)	Address of Issuer’s Principal Executive Offices 200 Penobscot Drive, Redwood City, California 94063
Item 2.

(a)	Name of Person Filing Equilon Enterprises LLC Royal Dutch Shell plc
(b)
Address of Principal Business Office or, if none, Residence

Equilon Enterprises LLC - Room 4552, 910 Louisiana St., Houston, TX 77002

Royal Dutch Shell plc - 30, Carel Van Bylandtlaaan, 2596 HR The Hague, The Netherlands, P7

(c)
Citizenship

Equilon Enterprises LLC is a Delaware limited liability company.

Royal Dutch Shell plc is a public limited company registered in England and Wales and headquartered in the Hague, the Netherlands.

(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 192005106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	❒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	❒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	❒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	❒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	❒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	❒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	❒	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	❒	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	❒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: ______.

See Schedule A hereto.

(b)  Percent of class: ______.

See Schedule A hereto.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote ______.

See Schedule A hereto.

(ii)	Shared power to vote or to direct the vote ______.

See Schedule A hereto.

(iii)	Sole power to dispose or to direct the disposition of ______.

See Schedule A hereto.

(iv)	Shared power to dispose or to direct the disposition of ______.

See Schedule A hereto.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See footnote (1) to Schedule A hereto.

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certification

(a)  The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

(b)  The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2011

EQUILON ENTERPRISES LLC

by:
/s/ Lynn S. Borgmeier
Name: Lynn S. Borgmeier
Title: Secretary

ROYAL DUTCH SHELL PLC

by:
/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Schedule A

	Aggregate Number of Shares of		Number of Shares of Common Stock as to Which Reporting Person has
Reporting Person	Common Stock Beneficially Owned	Percentage Outstanding Common Stock	Sole Power to Dispose	Sole Power to Vote	Shared Power to Dispose	Shared Power to Vote
Equilon Enterprises LLC (1)	5,573,319	15.89% (3)	0	0	5,573,319	5,573,319
Royal Dutch Shell plc (2)	5,573,319	15.89% (3)	0	0	5,573,319	5,573,319

(1)	Equilon Enterprises LLC, a Delaware limited liability company and a wholly-owned subsidiary of Royal Dutch Shell plc, owns 5,573,319 shares of Codexis, Inc. Common Stock.

(2)	By virtue of shares owned indirectly through Equilon Enterprises LLC.

(3)	Percentage ownership is calculated based on there being 35,079,147 shares of Codexis, Inc. Common Stock outstanding, as stated in Codexis, Inc.’s form 10-K, filed with the SEC February 10, 2011.